Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Acre Mezcal Holdings Corp.
11601 Wilshire Blvd. Suite 2480
Los Angeles, CA 90025
https://www.acremezcal.com/

Up to $1,069,991.30 in Common Stock at $9.94
Minimum Target Amount: $9,999.64

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Acre Mezcal Holdings Corp.
Address: 11601 Wilshire Blvd. Suite 2480 , Los Angeles, CA 90025
State of Incorporation: DE
Date Incorporated: November 24, 2020

Terms:

Equity

Offering Minimum: $9,999.64 | 1,006 shares of Common Stock
Offering Maximum: $1,069,991.30 | 107,645 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $9.94
Minimum Investment Amount (per investor): $248.50

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Company Perks*</u>

Volume-Based

$75,000+

10% bonus shares + Acre Mezcal branded mask, tote and copitas. 1 Acre Mezcal bottle of your choice in a personally engraved box delivered to your door (if in US). Participation in a virtual cocktail class with our partners “Las Mezgals”. Weekend trip to Acre Baja resort to meet the mezcal team, enjoy Two free nights in an Acre Baja Villa, explore the property and share our vision. Airfare not included. Plus 1 guest allowed.

$50,000

5% bonus shares + Acre Mezcal branded mask, tote and copitas. 1 Acre Mezcal bottle of your choice in a personally engraved box delivered to your door (if in US). Participation in a virtual cocktail class with our partners “Las Mezgals”. Weekend trip to Acre Baja resort to meet the mezcal team, enjoy Two free nights in an Acre Baja Villa, explore the property and share our vision. Airfare not included. Plus 1 guest allowed.

$25,000

5% bonus shares. Acre Mezcal branded mask, tote and copitas. 1 Acre Mezcal bottle of your choice in a personally engraved box delivered to your door (if in US). Participation in a virtual cocktail class with our partners “Las Mezgals”. Two free nights in an Acre Baja Villa. Plus 1 guest allowed.

$15,000

3% bonus shares. Acre Mezcal branded mask, tote and copitas. 1 Acre Mezcal bottle of your choice in a personally engraved box delivered to your door (if in US). Participation in a virtual cocktail class with our partners “Las Mezgals”. Two free nights in an Acre Baja Treehouse. Plus 1 guest allowed.

$10,000

Acre Mezcal branded mask, tote and copitas. 1 Acre Mezcal bottle of your choice delivered to your door (if in US). Participation in a virtual cocktail class with our partners “Las Mezgals”. Two free nights in an Acre Baja treehouse. Plus 1 guest allowed.

$5,000

Acre Mezcal branded mask, tote and copitas. 1 Acre Mezcal bottle of your choice delivered to your door (if in US). Two free nights in an Acre Baja treehouse. Plus 1 guest allowed.

$2,500

Acre Mezcal branded mask, tote and copitas. One free night in an Acre Baja treehouse. Plus 1 guest allowed.

$1,000

Acre Mezcal branded mask and tote. One free night in an Acre Baja treehouse. Plus 1 guest allowed.

$500

Acre Mezcal branded mask and 25% off your next stay in an Acre Baja treehouse. Plus 1 guest allowed.

Time-Based

Friends and family 10% bonus shares for the first 3 days

5% bonus shares for all investors who contribute in the next 7 days

For All

All Investors Receive a 15% discount for life and exclusive access to special Acre Mezcal promotions

Will also receive a personal letter from Acre Mezcal founders, Jordan, Stuart and Cameron thanking investors for their participation.

Villa and Treehouse stay subject to availability and blackout dates (Dec 20 - Jan 3), valid through December 20th, 2022.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Acre Mezcal Holding Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $9.94/ share, you will receive and own 110 shares for $994. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

General Information

Acre Mezcal is a marketer and wholesaler of premium artisanal mezcal from the fields of Oaxaca and Durango, Mexico. We have cultivated a brand that reflects the explorer in each of us, eschewing boundaries, borders, and limits, driven by a deep curiosity and an insatiable thirst for new experiences.

Today, we primarily self distribute our products in Los Angeles, CA and Los Cabos, Mexico, though we have a signed contract for a new distributor partnership in Nevada. Over the next two years, we plan on significantly expanding our national and international footprint to key markets, such as Las Vegas, New York, and Miami, while also expanding our marketing and sales teams with dedicated brand ambassadors. We do not produce our products in-house but go through an independent third-party supplier.

Our sales are split between on-premise (restaurants and bars), off-premise (retail and grocery), and direct-to-consumer (via our online platform). All our USA sales have been made through a single salesperson and we hope to add more with the fundraise.

Corporate History and Structure

Historically we have operated through two separate entities - Acre Mezcal LLC (USA) and Acre Vida Destilados S. de R.L. de C.V. (MEX) which are now both owned by the parent entity Acre Mezcal Holding Corp. The two original entities have no material differences aside from what was necessary to set up our business and sell mezcal in Mexico and the US, respectively.

The Company (Acre Mezcal Holding Corp) and its two subsidiaries are owned and managed by the same three parties – Stuart McPherson, Cameron Watt and Jordan Haddad. All funds by the subsidiaries are contributed to the Company after deducting operating expenses and related costs. The US subsidiary and MEX subsidiary functions as "one" and have overlapping expenses. For instance, The US subsidiary may buy 3,000 new empty bottles even though half of those bottles will wind up being used for Mexican products, or the Mexican subsidiary may pay a third party in pesos to shoot some advertising content in Cabo even though the primary use of that content will be for the US operation.

Competitors and Industry

The premium mezcal landscape is highly fragmented with many medium and large players. Our most significant competitors include Del Maguey, El Silencio, Ilegal, and Casamigos. Name recognition is relatively low on all mezcal brands and none dominate the market. There are natural barriers to entry due to the "denomination of origin" rules around mezcal production and the limited supply of agave in Mexico.

Current Stage and Roadmap

For the past year Acre Mezcal has been in a market testing phase. The product has received a phenomenal reception in the marketplace as we have refined our packaging and marketing message and ironed out our production and have entirely self-distributed. As we emerge from a COVID environment, Acre Mezcal is poised to expand into new markets with new distribution partners and emphasize to customers our capabilities as a quality, sustainable, lifestyle brand.

Over the next two years we plan on significantly growing our national and international footprint to key markets, such as Las Vegas, New York and Miami, while also expanding our marketing and sales teams with dedicated brand ambassadors, sponsorships, social media, merchandising and strong distribution partners.

The Team

Officers and Directors

Name: Jordan Haddad

Jordan Haddad's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: August 27, 2019 - Present
  Responsibilities: Oversee all operations and strategic decisions regarding Acre

Mezcal. Key rolls include business development, sales, strategic partnerships, logistics and operations, accounting and finance. No salary and no equity compensation as of Dec. 2020, but after the completion of this fundraise will take $50,000 salary

Other business experience in the past three years:

- **Employer:** Oaktree Capital
  Title: Associate
  Dates of Service: August 01, 2016 - August 01, 2018
  Responsibilities: Evaluated potential high yield bond and leveraged loan investments in the primary and secondary markets across various credit strategies containing more than $20bn of AUM

Name: Stuart McPherson

Stuart McPherson's current primary role is with Acre Baja. Stuart McPherson currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: August 27, 2019 - Present
  Responsibilities: Overseeing operations and business development in Los Cabos, Mexico. No equity or cash compensation

Other business experience in the past three years:

- **Employer:** Acre Baja
  Title: Co-founder
  Dates of Service: December 01, 2015 - Present
  Responsibilities: Co-head of all operations at the Acre Baja Resort

Name: Cameron Watt

Cameron Watt's current primary role is with Acre Baja. Cameron Watt currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: August 27, 2019 - Present
  Responsibilities: Overseeing operations and business development opportunities in Los Cabos, Mexico. No cash or equity compensation

Other business experience in the past three years:

- **Employer:** Acre Baja
  Title: Co-founder
  Dates of Service: December 01, 2015 - Present
  Responsibilities: Overseeing all operations at the Acre Baja resort

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common equity purchased through this crowdfunding campaign is subject to SEC

limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the alcohol industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of

this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of product, providing premium artisanal mezcal. Our revenues are therefore dependent upon the market for such drink.

Minority Holder; Securities with Voting Rights
The common equity that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other

highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

International Business Risk
Our product is primarily imported to the United States from Mexico and is subject to all of the import rules and regulations agreed upon by the two nations. These rules are subject to change and are outside the control of the company.

COVID 19
COVID 19 has materially impacted our customer base, particularly on-premise locations such as bars as restaurants. We do not yet know when our customers will no longer be impacted by this virus.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jordan Haddad	485,000	Common Stock	48.23
Stuart McPherson	242,500	Common Stock	24.12
Cameron Watt	242,500	Common Stock	24.12

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 107,645 of Common Stock.

Common Stock

The amount of security authorized is 1,500,000 with a total of 1,005,563 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Financial Statements

Our financial statements for the full year ending December 31 2020 and full year ending December 31, 2019, can be found in an Exhibit to the Form C of which this

Offering Memorandum forms a part.

Financial Condition

The Company's wholly-owned operating subsidiaries Acre Mezcal LLC and Acre Vida Destilados S. de R.L. de C.V. generate revenue by selling artisanal mezcal and related products and services in In the United States, Mexico, and around the world. Sales between the United States and Mexico have historically represented nearly all of the Company's annual sales. The Company's cost of sales includes raw material and packaging costs incurred through the point that the Company's product departs their bottling facility in Durango, Mexico. Company sold products exclusively in Mexico in 2019 and did not begin US operations until January 2020.

Results of Operations

Full-year ended December 31, 2019, compared to full year ended December 31, 2020

Revenue

Revenue for the full year 2020 was $113,581, a 91% increase compared to FY 2019 revenue of $59.637. 2020 results grew primarily due to entrance to the US market. This strong performance was significantly offset in the Mexican market due to the COVID 19 pandemic's impact on sales in Los Cabos. Mexican operations for the Company essentially halted from mid-March 2020 through early August 2020. US sales are primarily composed of the Company's Espadín and Cenizo expressions due to a market shift to cocktail-friendly and less expensive products. We believe that the US market, and particularly Los Angeles, is the most important for us to demonstrate success with our products, so we spent the vast majority of our marketing and sales efforts in Los Angeles in 2020. The Company also benefited from a one-time, non-recurring $13,000 revenue event in 2019.

Cost of Sales

Cost of sales in 2020 was $46,209, an increase of approximately $35,000, from costs of $11,236 in 2019. The increase was largely due to an artificially low cost of sales in 2019. The Company received a substantial one-time free inventory (bottles, labels etc.) transfer from Acre Resort which was used in much of the Company's 2019 product sales.

Gross Margins

2020 gross profit increased by $Filed over 2019 gross profit and gross margins as a percentage of revenues decreased to ~68% in 2020 from ~82% in 2019. This decrease is due to no Cost of Sales being incurred on the one-time, non-recurring $13,000 revenue event in 2019 and the substantial one-time free inventory transfer from Acre Resort. The Company benefits from strong gross margins in the US and Mexico due to its current self-distribution model, partially offset in 2020 by a higher mix of less-expensive product sales.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, and distributor fees. Expenses in 2020 increased to $113,354 from $28,000 in 2019. Approximately $35,000 of this payroll expense was due to the addition of our Hatched Creatives marketing team as well as some temporary staff in Los Cabos. Sales and Marketing expenses increased to $30,000 from $8,000 in 2019 following the Company's entrance into the American market.

Historical results and cash flows:

Our historical cash flows are reflective of our startup costs and self distribution model. As the Company expands, we anticipate significantly higher revenues and somewhat lower gross margins as the result of new distributor partnerships. Gross margin declines will be partially offset by lower inventory costs as a result of scaling operations. The Company anticipates sales and marketing expenses to increase substantially along as proceeds are put to use.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Since the inception of the Mexican subsidiary in 2018, it has been self-funded by the three principal owners, Jordan Haddad, Stuart McPherson and Cameron Watt. In addition, the US subsidiary, Acre Mezcal LLC, has received a revolving banknote from CalPrivate bank for a maximum amount of $100,000. The Company, the parent of two subsidiaries, is seeking to raise up to $1,070,000 from this offering. The Company intends to use the proceeds to increase its sales and marketing efforts, hire additional staff, purchase additional inventory and fund working capital. See "Use of Proceeds" below. The Company believes that the funds from the private placement and this offering will enable it to fund operations through mid-2022.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of the Company's StartEngine campaign are of critical importance to the Company's ability to increase operational capacity. The principal owners still maintain the ability and willingness to self-fund operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Funds from this campaign are not necessary for the viability of the Company. The Company anticipates using exclusively the funds from this raise, but has the ability to adjust if necessary.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company anticipates being able to operate for another year if the minimum is raised. This is based on existing salaries, sales growth and marketing expenditures.

How long will you be able to operate the company if you raise your maximum funding goal?

Company anticipates being able to operate for an additional 18 months if the maximum funding goal is raised. The Company anticipates a more rapid cash burn associated with additional funding and scaling operations.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Future sources of capital available to our Company include raises from private equity, additional working capital loans, and increased lines of credit.

Indebtedness

- **Creditor:** CalPrivate bank
  Amount Owed: $83,217.00
  Interest Rate: 5.25%
  Maturity Date: October 31, 2021

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $9,995,296.22

Valuation Details:

Valuation Disclaimer

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, is converted to common stock;

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan, if any, are issued.

Valuation Basis

To date, Acre Mezcal has contributed significant effort and financial resources to the success of this project. We believe the valuation of our company reflects the investment we have put in, the award-winning reception of our products, the strength of our business plan, and recent high transaction multiples in the craft spirits industry.

Typically, valuations for craft spirits companies are based primarily on annual case sales. Such examples most notably include Casamigos tequila for $700M - $1Bn ($4,117 per case and 170,000 cases) and High West Distillery for $160M ($2,285 per case and 70,000 cases). These figures are provided by FORBES 2017 (High West Distillery Buyout) and THE DRINKS BUSINESS (Casamigos Buyout).

In addition, in the last 10 months, Acre Mezcal has generated revenue of ~$100,000 in a pandemic environment with only the CEO functioning as a part-time salesperson and no distributor partnerships (Park Street Imports does not provide sales help). Our new distributor Partnership with West Coast beverages in Nevada can reasonably expect to increase our sales on an annual basis based on internal distributor estimates. Acre Mezcal has plans to expand to additional states and countries via distributor partnerships in subsequent years and potentially hire additional sales representatives.

Having considered all of the above, the leadership at Acre Mezcal believe a valuation of ~$10,000,000 to be reasonable. The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.64 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  96.5%
  Marketing dollars will be put towards a combination of promotional events, digital marketing and influencer/brand partnerships. Marketing efforts will

primarily be focused in Los Angeles and Los Cabos.

If we raise the over allotment amount of $1,069,991.30, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  35.0%
  The 2021 marketing budget will be allocated in a way that continues to build brand awareness and more brand engagements nationwide. The focus will be on extending the brand's market penetration through robust 360 campaigns that leverage a combination of events/activations (digital/IRL), partnerships, influencer marketing, paid media, owned media (content, social, email, website) etc., while also continuing to strengthen Acre Mezcal's brand identity to make it a key player in the craft spirits market.

- *Working Capital*
  15.0%
  The cash cycle of a spirits business can often extend several months from the time raw materials are purchased to the time the final customer eventually pays for their product. As sales grow we anticipate our accounts receivable to increase significantly and will use our funding to continue to fund new business as we wait for cash to arrive.

- *Company Employment*
  30.0%
  $50,000 annual salary for the CEO. $40,000 annual salary for Hatched creatives marketing team. $30,000 annual salary for PR efforts. In addition, we anticipate hiring 2-3 additional salespeople in key areas at a total cost of ~$200,000

- *Operations*
  6.5%
  Various accounting expenses, distributor fees, legal, miscellaneous.

- *Inventory*
  10.0%
  We plan on purchasing a significant amount of new mezcal product to get started in new markets and provide inventory for new salespeople to move. Additionally the company will make investments in new branded merchandise and selling apparel.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.acremezcal.com/ (https://www.acremezcal.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/acre-mezcal

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Acre Mezcal Holdings Corp.

[See attached]

ACRE MEZCAL, LLC

FINANCIAL STATEMENTS FOR THE PERIODS ENDED OCTOBER 31, 2020 AND DECEMBER 31, 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNT'S REVIEW REPORT

To Management
Acre Mezcal, LLC
Los Angeles, California

We have reviewed the accompanying financial statements of Acre Mezcal, LLC, which comprise the balance sheets as of October 31, 2020 and December 31, 2019, and the related statements of income, statements of equity and statements of cash flows for the periods then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
November 11, 2020

PO BOX 51121 • SPARKS, NV 89435 • 775.525.1TAX (1829) • WWW.BELLEBS.COM

ACRE MEZCAL, LLC
BALANCE SHEETS
OCTOBER 31, 2020 AND DECEMBER 31, 2019

ASSETS

	2020	2019
CURRENT ASSETS		
Cash and cash equivalents	$ 22,506	$ 15,842
Accounts receivable, net	57,521	23,359
Inventory	65,948	68,948
TOTAL CURRENT ASSETS	145,975	108,149
OTHER ASSETS		
Intangible assets	9,996	10,562
	9,996	10,562
TOTAL ASSETS	$ 155,971	$ 118,711

LIABILITIES AND MEMBERS' EQUITY

	2020	2019
CURRENT LIABILITIES		
Accounts payable	$ 11,676	$ 5,810
Accrued expenses	7,681	3,895
Line of credit	58,700	12,457
TOTAL CURRENT LIABILITIES	78,057	22,162
TOTAL LIABILITIES	78,057	22,162
MEMBERS' EQUITY		
Contributions/(Distributions)	71,099	76,190
Retained earnings	6,815	20,359
TOTAL MEMBERS' EQUITY	77,914	96,549
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 155,971	$ 118,711

See independent accountant's review report and accompanying notes to financial statements.

ACRE MEZCAL, LLC
STATEMENTS OF INCOME
OCTOBER 31, 2020 AND DECEMBER 31, 2019

	2020	2019
REVENUES	$ 98,680	$ 59,637
COST OF GOODS SOLD	32,404	11,236
GROSS PROFIT	66,276	48,401
OPERATING EXPENSES		
Amortization expense	1,806	266
General and administrative	14,504	7,503
Payroll expense	29,070	-
Professional fees	8,697	12,347
Sales and marketing	25,743	7,926
TOTAL OPERATING EXPENSES	79,820	28,042
NET OPERATING INCOME	(13,544)	20,359
NET INCOME (LOSS)	$ (13,544)	$ 20,359

See independent accountant's review report and accompanying notes to financial statements.

ACRE MEZCAL, LLC
STATEMENTS OF EQUITY
OCTOBER 31, 2020 AND DECEMBER 31, 2019

	Contributions/ (Distributions)	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, AUGUST 27, 2019 (INCEPTION)			$ -
Contributions	76,190	-	$ 76,190
Net income		20,359	$ 20,359
ENDING BALANCE, DECEMBER 31, 2019	$ 76,190	$ 20,359	$ 96,549
Distributions	(5,091)	-	$ (5,091)
Net loss	-	(13,544)	$ (13,544)
ENDING BALANCE, OCTOBER 31, 2020	**$ 71,099**	**$ 6,815**	**$ 77,914**

See independent accountant's review report and accompanying notes to financial statements.

ACRE MEZCAL, LLC
STATEMENTS OF CASH FLOWS
OCTOBER 31, 2020 AND DECEMBER 31, 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (13,544)	$ 20,359
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization expense	1,806	266
(Increase) decrease in assets:		
Accounts receivable	(34,162)	(23,359)
Inventory	3,000	(68,948)
Increase in liabilities:		
Accounts payable	5,866	5,810
Accrued expenses	3,786	3,895
CASH USED FOR OPERATING ACTIVITIES	(33,248)	(61,977)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	(1,240)	(10,828)
CASH USED FOR INVESTING ACTIVITIES	(1,240)	(10,828)
CASH FLOWS FROM FINANCING ACTIVITIES		
Line of credit	46,243	12,457
Contributions/(Distributions)	(5,091)	76,190
CASH PROVIDED BY FINANCING ACTIVITIES	41,152	88,647
NET INCREASE IN CASH	6,664	15,842
CASH AT BEGINNING OF PERIOD	15,842	-
CASH AT END OF PERIOD	$ 22,506	$ 15,842

CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 1,270	$ 30
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

The Company
Acre Mezcal, LLC (the "Company") was incorporated in the State of Nevada on August 27, 2019. The Company produces a luxury mezcal in small batches that uses the highest quality ingredients. The Company has been awarded a Double Gold Medal and three Silver Medals at the 2020 San Francisco World Spirits competition.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of October 31, 2020 and December 31, 2019, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2020 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's manufacturing, and effects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 in unknown and cannot be reasonably estimated as of October 31, 2020 and December 31, 2019.

1. **Summary of Significant Accounting Policies (continued)**

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of October 31, 2020, and December 31, 2019, the Company recorded an allowance for doubtful accounts in the amounts of $68 and nil, respectively.

Inventory

Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At October 31, 2020 and December 31, 2019, the balance of inventory related to finished goods was $36,147 and $43,695 and the balance of inventory related to raw materials was $29,801 and 25,253, respectively.

Intangible Assets

The Company has recorded intangible assets at cost. The intangible assets consist of trademarks and development costs. Intangible assets are amortized over their useful lives ranging from 5-15 years. Amortization expense for the period ending October 31, 2020, and December 31, 2019, was $1,806 and $266, respectively.

Income Taxes

The Company is taxed as a partnership for federal income tax purposes. Therefore, the Company's earnings are included on the members' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to franchise and income tax filing requirements in the States of Nevada and California.

1. **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of October 31, 2020, and December 31, 2019 the Company had recognized sales of $98,680 and $59,637, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

1. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Line of Credit

The Company has a $100,000 line of credit with a commercial bank. The line of credit bears 5.25% interest. The line is personally guaranteed by a majority shareholder of the Company. Minimum monthly payments on the line are interest only. As of October 31, 2020, and December 31, 2019, the Company had $58,700 and $12,457, respectively, outstanding on the line of credit.

4. Subsequent Events

The Company has evaluated subsequent events through November 11, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

ACRE MEZCAL HOLDING CORP.

FINANCIAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Acre Mezcal Holding Corp.
Los Angeles, California

We have reviewed the accompanying financial statements of Acre Mezcal Holding Corp., which comprise the balance sheet as of December 31, 2020, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
March 19, 2021

ACRE MEZCAL HOLDING CORP.
BALANCE SHEET
DECEMBER 31, 2020
(unaudited)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	27,594
Accounts receivable, net		50,140
Inventory		61,315
TOTAL CURRENT ASSETS		139,049
OTHER ASSETS		
Intangible assets		9,901
		9,901
TOTAL ASSETS	$	148,950

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	13,532
Accrued expenses		8,716
Line of credit		83,217
TOTAL CURRENT LIABILITIES		105,465
TOTAL LIABILITIES		105,465
SHAREHOLDERS' EQUITY		
Common stock, see note 4		101
Additional paid-in capital		70,377
Accumulated deficit		(26,993)
TOTAL SHAREHOLDERS' EQUITY		43,485
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	148,950

See independent accountant's review report and accompanying notes to financial statements.

ACRE MEZCAL HOLDING CORP.
STATEMENT OF INCOME
DECEMBER 31, 2020
(unaudited)

REVENUES	**$ 113,581**
COST OF GOODS SOLD	**46,209**
GROSS PROFIT	**67,372**
OPERATING EXPENSES	
Amortization expense	**2,167**
General and administrative	**38,403**
Payroll expense	**28,596**
Professional fees	**18,082**
Sales and marketing	**26,106**
TOTAL OPERATING EXPENSES	**113,354**
NET OPERATING INCOME	**(45,982)**
OTHER INCOME/(EXPENSES)	
Interest expenses	**(1,370)**
TOTAL OTHER INCOME/(EXPENSES)	**(1,370)**
NET LOSS	**$ (47,352)**

See independent accountant's review report and accompanying notes to financial statements.

ACRE MEZCAL HOLDING CORP.
STATEMENT OF EQUITY
DECEMBER 31, 2020
(unaudited)

	Common Stock					
	Shares	Amount	Contributions/ (Distributions)	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2020	-	$ -	$ 76,190	$ -	$ 20,359	$ 96,549
Distributions	-	-	(5,712)	-	-	$ (5,712)
Issuance of common stock in exchange for membership units	1,005,563	101	(70,478)	70,377		$ -
Net loss	-	-	-	-	(47,352)	$ (47,352)
ENDING BALANCE, DECEMBER 31, 2020	1,005,563	$ 101	$ -	$ 70,377	$ (26,993)	$ 43,485

See independent accountant's review report and accompanying notes to financial statements.

ACRE MEZCAL HOLDING CORP.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2020
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (47,352)
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization expense	2,167
(Increase) decrease in assets:	
Accounts receivable	(26,781)
Inventory	7,633
Increase in liabilities:	
Accounts payable	7,722
Accrued expenses	4,821
CASH USED FOR OPERATING ACTIVITIES	(51,790)
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash used for intangible assets	(1,506)
CASH USED FOR INVESTING ACTIVITIES	(1,506)
CASH FLOWS FROM FINANCING ACTIVITIES	
Draws on line of credit	70,760
Distributions to members	(5,712)
CASH PROVIDED BY FINANCING ACTIVITIES	65,048
NET INCREASE IN CASH	11,752
CASH AT BEGINNING OF YEAR	15,842
CASH AT END OF YEAR	$ 27,594

CASH PAID DURING THE YEAR FOR:	
INTEREST	$ 1,370
INCOME TAXES	$ -

See independent accountant's review report and accompanying notes to financial statements.

ACRE MEZCAL HOLDING CORP.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2020
(unaudited)

1. Summary of Significant Accounting Policies

The Company
Acre Mezcal Holding Corp. ("the Company"), was incorporated in the State of Delaware on December 9, 2020. Upon incorporation, the Company purchased both Acre Mezcal, LLC and Acre Vida Destilados, S. de C.V. The Company produces a luxury mezcal in small batches that uses the highest quality ingredients. The Company has been awarded a Double Gold Medal and three Silver Medals at the 2020 San Francisco World Spirits competition.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's manufacturing, and effects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables,

1. **Summary of Significant Accounting Policies (continued)**

Accounts Receivable (continued)
historical experience and knowledge of specific customers. As of December 31, 2020, the Company recorded an allowance for doubtful accounts in the amounts of $68.

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2020, the balance of inventory related to finished goods was $35,325 and the balance of inventory related to raw materials was $25,990.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of trademarks and development costs. Intangible assets are amortized over their useful lives ranging from 5-15 years. Amortization expense for the year ending December 31, 2020, was $2,167.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Effective December 9, 2020, the Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of California and the country of Mexico.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would

1. **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments (continued)

use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk

From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition

The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by selling mezcal they have distilled. The Company's payments are generally collected net thirty. For year ending December 31, 2020, the Company recognized $113,581 in revenue.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of formation are expensed as incurred.

New Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes

1. **Summary of Significant Accounting Policies (continued)**

New Accounting Pronouncements (continued)
effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the

1. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)
classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its shareholders.

3. Line of Credit

The Company has a $100,000 line of credit with a commercial bank. The line of credit bears 5.25% interest. The line is personally guaranteed by a majority shareholder of the Company. Minimum monthly payments on the line are interest only. As of December 31, 2020, the Company had $83,217 outstanding on the line of credit.

4. Equity

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 1,500,000 shares, at $0.0001 par value per share. As of December 31, 2020, 1,005,563 shares have been issued and are outstanding.

5. Subsequent Events

The Company is currently raising funds through a Reg CF listing on StartEngine. The Company will issue up to 107,000 shares of common stock at a price of $10 per share. The Company has currently raised approximately $270,000.

In conjunction with the Reg CF raise on StartEngine, the Company has issued 5,563 shares of common stock at $0.0001 (par value) to a consultant of the Company, for their assistance with various services to the Company.

The Company has evaluated subsequent events through March 19, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Acre Mezcal

Award-winning Artisanal Mezcal


Acre Mezcal
Tobalá
Cenizo
Espadín

Website | Los Angeles, CA | FOOD & BEVERAGE

$348,727 raised

326 Investors	$10M Valuation
$9.94 Price per Share	$248.50 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	24 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Acre Mezcal is a spirit brand dedicated to authenticity and sustainability, delivering the very best in small-batch, handcrafted mezcals. Since launching in the US in 2020, the brand, which has a portfolio of four varietals, generated approximately $100,000 in sales (Mex & US) in what is a $277 million global mezcal market. The industry has also quickly recognized Acre Mezcal's excellence with four awards at the 2020 San Francisco World Spirits Competition, as well as a 95 rating from Industry expert Anthony Dias Blue in Tasting Panel Magazine - the highest such ranking awarded by them to any Mezcal brand.

Overview | Team | Terms | Updates 6 | Comments | Follow

Reasons to Invest

- GROWTH POTENTIAL: The global mezcal market is forecasted to grow at a CAGR of 14.5% until 2027, when it's projected to reach $818 million.
- SALES STRENGTH: Despite the pandemic, Acre Mezcal sold approximately $100,000 (Mex & US) after a soft launch in the US in 2020.
- QUALITY: Each of Acre Mezcal's four varietals were awarded medals at the 2020 San Francisco Spirits Competition, the most prestigious in the world.

Rewards

Get rewarded for investing more into Acre Mezcal:

$248+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$248+
Investment
For All Investors
All Investors Receive a 15% discount for life and exclusive access to special Acre Mezcal promotions More in the terms below

OVERVIEW

From a Resort Amenity to a Booming Brand



What started as a nice amenity for guests at the award-winning boutique hotel Acre Resort in San Jose del Cabo, Mexico has quickly turned into a growing brand gaining industry recognition and customer fanfare across the U.S. In just less than a year (2020), amidst a global pandemic, the emerging spirit brand has managed to generate roughly $100,000 in sales, demonstrating both the brand's likability, as well as the market's hunger for quality mezcal.



Originally inspired by the grounded, natural beauty of the Cabo resort, the Acre Mezcal brand captures the same Mexican authenticity, spiritual connection to nature and appreciation for life that the property evokes. The brand owners set out to source the best small-batch Mezcaleros, who for generations have been sustainably perfecting their craft throughout the most rural and beautiful regions of Mexico.



The result is a collection of four varietals (Espadín, Cenizo, Tobalá, Tepextate) showcasing the versatility and the beauty of the agave plant handcrafted in Oaxaca and Durango, Mexico. Every bottle of Acre Mezcal is an uncompromising reflection of the creators' heritage and the land from which they came.


OUR AWARD
WINNING MEZCAL
Tobalá
Double Gold Medal & 3X Silver Medal Winner at the San Francisco World Spirits Competition 2020

THE PROBLEM

Mezcal Brands That Don't Respect Roots

The explosion in popularity of mezcal has been great for the brands in the category, however the very plant needed to produce Mezcal is potentially becoming endangered by illegal harvesting.

$500+
Investment
First Tier
Acre Mezcal branded mask and 25% off your next stay in an Acre Baja treehouse

$1,000+
Investment
Second Tier
Acre Mezcal branded mask and tote. One free night in an Acre Baja treehouse

$2,500+
Investment
Third Tier
Acre Mezcal branded mask, tote and copitas. One free night in an Acre Baja treehouse

$5,000+
Investment
Fourth Tier
Acre Mezcal branded mask, tote and copitas. 1 Acre Mezcal bottle of your choice delivered to your door (if in US). Two free nights in an Acre Baja treehouse.

$10,000+
Investment
Fifth Tier
Acre Mezcal branded mask, tote and copitas. 1 Acre Mezcal bottle of your choice delivered to your door (if in US). Participation in a virtual cocktail class with our partners "Las Mezgals". Two free nights in an Acre Baja treehouse.

$15,000+
Investment
Sixth Tier + 3% bonus shares
Two free nights in an Acre Baja Treehouse. Acre Mezcal branded mask, tote and copitas. 1 Acre Mezcal bottle of your choice in a personally engraved box delivered to your door (if in US). Participation in a virtual cocktail class.

$25,000+
Investment
Seventh Tier + 5% bonus shares
Two free nights in an Acre Baja Villa. Acre Mezcal branded mask, tote and copitas. 1 Acre Mezcal bottle of your choice in a personally engraved box delivered to your door (if in US). Participation in a virtual cocktail class with our partners.

$50,000+
Investment
Eighth Tier + 5% bonus shares
Weekend trip to Acre Baja resort to meet the mezcal team, enjoy Two free nights in an Acre Baja Villa, explore the property and share our vision. Acre Mezcal branded mask, tote and copitas. 1 Acre Mezcal bottle...continued below

$75,000+
Investment
Ninth Tier + 10% bonus shares
Weekend trip to Acre Baja resort to meet the mezcal team, enjoy two free nights in an Acre Baja Villa, explore the property and share our vision. Acre Mezcal branded mask, tote and copitas. 1 Acre Mezcal bottle...continued below


WILD AGAVE IS
ENDANGERED
Too many brands are focused on their business & not on how their decisions affect the very plant at the heart of the business

Unfortunately, more and more unethical brands continue to get into the space to capture the “coolness” of a mezcal brand versus a dedication to the product and the people whose livelihoods have depended on it for generations.

THE SOLUTION

Centering Sustainability, Honoring Tradition

Acre Mezcal exclusively works with small-batch, multi-generational family Mezcaleros (makers of mezcal) in Mexico who focus on sustainability and the heritage of the craft above all else.


TEPEZTATE
SAN FRANCISCO
Tepeztate
Mezcal Artesanal
100% AGAVE
JOVEN
DENOMINACIÓN DE ORIGEN PROTEGIDA

We currently work with two families who for generations have been sustainably perfecting their crafts throughout the most rural and beautiful places in Mexico, pouring their hearts and souls into their mezcals.

FROM THE EARTH, FOR THE EARTH



- Label made of repurposed agave fibers
- Mezcal production waste repurposed into adobe bricks for the local community
- Protecting the long term viability & biodiversity of wild & exact agave varietals by allowing full growth for natural population & planting hundreds of thousands of agave seeds

THE MARKET

Premium Spirits go Mainstream

Consumers' taste buds have increasingly become more sophisticated as the drinking public have been leaving behind low- and medium-grade spirits in favor of high-end, premium products (source) . . . particularly when it comes to Mezcal! (source).

As of 2018, the global Mezcal market was worth $277mm and is expected to continue to grow significantly over the next 10 years at a CAGR of 14.5% reaching $818mm by 2027. (source).

GLOBAL MEZCAL MARKET


$818M
$277M
'18
'27

Study Period: 2018-2027

Largest Market: North America

CAGR: 14.5%

MEZCAL MARKET SIZE BY REGION, 2018


High
Medium
Low

MARKET CONCENTRATION


Fragmented-
Highly competitive market without dominant payers
Consolidated-
Market dominated by 1-5 major players
Global Mezcal Market

Source 1; Source 2; Source 3

OUR TRACTION

Early Recognition, Long-term Dedication

The brand has already generated approximately $100,000 in combined sales in the US and Mexico since the soft US launch in 2020, despite the challenges created by the COVID-19 pandemic. Possibly even more impressive than the sales figures themselves is the recognition received by the top spirits competition in the world. At the 2020 San Francisco World Spirits Competition, Acre Mezcal received the highest honor of a Double Gold medal and three Silver medals across all four products.



$100K
IN 2020 SALES
4X MEDALIST
2020 SAN FRANCISCO WORLD SPIRITS COMPETITION
Espadín
95 POINT RATING
BY TASTING PANEL MAGAZINE

In addition to the formal competition, renown spirits expert Anthony Dias Blue awarded Acre Mezcal a 95 / 100 in the June edition of Tasting Panel magazine, the highest rating for any mezcal brand (source).

THE BUSINESS MODEL

Sales, Marketing & Distribution

Direct-To-Consumer:
In an effort to streamline the process, we sell our portfolio of mezcals, which includes four varietals ranging from $50-$140 per bottle, direct to our customers via our website. The DTC route allows the brand to maximize profit and provides a memorable brand experience to the customer.

Distribution:
Each U.S State has its own regulations and requires a local distribution partner to bring the product to market. Currently, we use Park Street Imports in California, which allows us to sell to restaurants, bars and liquor stores throughout the state. Beginning in early 2021, we will begin distributing in Nevada through West Coast Beverages allowing us to have a presence in Las Vegas, one of the country's top liquor markets. As we raise money and grow out the sales team, we will establish additional distribution partners in other key markets like Miami, Austin, New York and more.



Espadín
$50
Cenizo
$60
Tobalá
$100
Tepeztate
$140

Sales:
Like any product, it needs to be sold. As we expand into new markets, a sales team will be built covering each area. In addition to dedicated salespeople working to place Acre Mezcal into the top restaurants, bars and liquor stores, we will continue to use our network of brand ambassadors to support the sales team's efforts.



Brand Partnerships
Acre Baja

PR & Marketing:
Acre Mezcal employs a national PR & Marketing team tasked with building brand awareness among target consumers leading to increased demand and revenue. In addition to traditional PR, Acre Mezcal will continue to utilize social media platforms to amplify our messaging and further drive consumer demand. With the funds raised, we will be able to execute effective activations in key markets to educate and entice consumers, which may include tastings, sponsored events, influencer marketing and in-store promotions.

HOW WE ARE DIFFERENT

From the Earth, for the Earth: Sourcing Mezcal from Those who Know and Respect it Best

We currently work with two amazing mezcaleros:

The Burciaga Family:
The wild Cenizo plant, which grows in abundance throughout the Durango region, has sustained the Burciaga family for decades, yet it really is their stringent production methods that has led to their continued success and now, Acre's award-winning Cenizo Mezcal.

Sustainability: Jorge repurposes the waste of his mezcal production into adobe bricks that he donates to the local town. Our labels are also made of repurposed agave fibers.


MEET THE MEZCALEROS
Los Angeles
Los Cabos
Nombre de Dios, Durango
Santa Ana del Rio, Oaxaca
JORGE BURCIAGA
Place: Nombre de Dios, Durango, MX
Expression: Acre Mezcal Cenizo
HONORATO CRUZ
Place: Santa Ana del Rio, Oaxaca, MX
Expression: Acre Mezcal Espadín, Tobalá, Tepeztate

The Cruz Family:
Honorato Cruz and his family hail from the 500-person indigenous Zapotec village of Santa Ana del Rio, Oaxaca where nearly every member of this humble town has worked with agave for decades, building an encyclopedic knowledge of mezcal production passed down through the generations. The Cruzes craft their mezcal using only traditional methods and the highest quality agave—including the two rare species Tobalá and Tepeztate, which are used to make Acre's high-end sipping mezcals.

Sustainability: To ensure the sustainability of the rarer Tobalá and Tepeztate agave plants, Honorato allows at least 50% of the plants to reach full maturity in order to be pollinated by the local bat population. This unorthodox process fosters biodiversity and ensures a future abundance of the plant.

WE REPOPULATE THE AGAVE PLANTS



WE REPURPOSE THE WASTE INTO BRICKS FOR THE LOCAL COMMUNITY



WE REPURPOSE THE AGAVE FIBER FOR LABELS


Tobalá

At Acre Mezcal, we recognize that it wouldn't be possible to make this wanderlust- and connection-inspiring spirit without the generosity of the earth—which is why we're invested in not only the livelihood of our brand, but also that of our mezcaleros, their communities and the land on which they live.

THE VISION

Creating a Connected Experience for Acre Mezcal Customers



Our customers are our greatest asset. We have an aggressive growth plan over the next three years to become a truly national brand utilizing and inspiring our core customer base through a dedicated network of brand ambassadors in each market.


EXPAND AS A
LIFESTYLE BRAND
ACRE

Acre Mezcal will become more than just another spirit brand as it morphs into a true lifestyle brand - merchandise, festivals, travel, etc. This also includes the expansion of Acre Baja resort into the U.S., where we would create a branded Acre Mezcal lounge with curated experiences at the retail level.



OUR LEADERSHIP

Experienced Entrepreneurs with a Thirst for Life . . .and Success!

Two of the brand's founders are the original creators of the stunning Acre Baja Resort, where Acre Mezcal was conceived. What started as an idea between friends was built into an award-winning hotel and restaurant with creative vision, dedication, and grit. They cleverly used the resort to initially introduce Acre Mezcal to an A-list resort crowd before expanding it to the U.S. mainstream. It is this same ingenuity that will carry the brand forward.



We all have a wide variety of backgrounds from finance to hospitality. None of us are industry insiders. We don't play by the traditional rules. We think outside the box and pull from an array of adventures and experiences to chart the best course.



WHY INVEST

Amplify Popularity

The brand's **alliance with a popular Cabo resort** has provided a baseline built-in audience. The resort's Instagram alone has **46k followers**, which is often leveraged on behalf of the Mezcal. The resort hosts Mezcal tastings, as well as offers Acre Mezcal at every on-property wedding and event. With your investment, we hope to take the popularity of the resort and the brand and **amplify it across the US**. We believe the brand's potential growth can already be seen by the revenue generated in 2020 during a pandemic. Together, we aim to take that Cabo experience and expand it to every cocktail glass in the U.S.







A responsible enterprise, we are invested in supporting the mezcaleros and land that make our product possible. With Acre Mezcal's spirit of exploration and adventure, we believe we can do anything.


FIND YOUR
WILD SPIRIT

In the Press

the tastingpanel magazine · Santé food.wine.spirits. · DEPARTURES

SHOW MORE

Meet Our Team





Stuart McPherson & Cameron Watt

Directors

Like so many other travelers, Canadian comrades Cameron Watt and Stuart McPherson came to Los Cabos for a short getaway, and found themselves wanting to stay forever. And stay they did. Cameron and Stuart were drawn to a particular parcel of land in Los Cabos; the only land in the area where palm trees naturally grew. This oasis of sorts spoke to the two friends, who decided that this could be a permanent dwelling place. In five short years these business partners have built what is possibly THE premier restaurant & resort in Cabo. They also operate The Keefer Bar, Canada's #2 rated cocktail establishment, in Vancouver.

Jordan Haddad

CEO

Jordan Haddad is a young entrepreneur with a passion for developing, launching, and eventually selling, young businesses. He first cut his teeth in the high powered world of finance, first as a mergers and acquisitions investment banker with Lazard and later as a high yield bond analyst with Oaktree Capital, two of the most respected financial institutions on Wall Street. Jordan worked hands-on with M&A transactions ranging from over $100 Million (Del Real Foods) to $50 Billion (Kraft/Heinz) in the consumer goods industry. He departed finance to pursue more personally rewarding opportunities, which is how he came into contact with the Acre Resort and eventually launched Acre Mezcal. Jordan graduated with distinction from the Stephen M. Ross School of Business at the University of Michigan in 2014.



Scott Ballin

Advisor

Scott Ballin is consistently recognized by industry experts as a pioneer in developing, launching and growing brands & businesses. Known for creating and implementing innovative brand extensions, technologies and first-to-market sales and marketing programs that significantly enhance revenue streams across some of the world's most iconic and influential brands while delivering measurable ROI's. Scott developed, launched and sold a successful 80 plus associate marketing agency, B-12 to the 4th largest agency in U.S., Aspen Marketing. Once bought, he managed 3 divisions totaling 280 employees. Scott's beverage business experience includes 1800 Tequila, Hendricks Gin, Malibu Rum, Bailey's Irish Cream, Sailor Jerry, Mike's Hard Lemonade, Three Olives Vodka, Smirnoff, Goldschlager, DiSaronna Amaretto, and Pete's Wicked Ale.



Marijke Uleman

Head of Marketing and Strategy

Marijke Uleman is a brand strategist and digital marketing expert with 10 years' experience producing growth strategies and campaigns for brands across a variety of industries. From CPG to entertainment, Marijke Uleman is known for revitalizing brands and helping them grow, innovate, and build community around their products. With Marijke's guidance, her clients have tripled their e-commerce revenue, doubled their audiences across digital platforms, and quadrupled their qualified web traffic. She has earned a solid reputation as a visionary problem-solver and creative tactician in the fields of brand strategy, digital marketing, e-commerce strategy, growth marketing, customer experience, and storytelling.

Marijke is a mezcal aficionado and enthusiast of all things food and beverage. She is the co-founder of The MezGals, a mezcal tasting and education group. Marijke contributes approximately 40 hours per week to Acre Mezcal.



Erika Bautista

Director of Advocacy

With 15+ years of experience in event marketing, Erika has helped a variety of brands across industries - including Heineken, Pernod Ricard, Nestle, Clorox, and The Wine Group - connect with their audiences through engaging activations that surprise, delight, and leave lasting impressions. With familial roots to the mezcal traditions of southern Mexico, Erika is a mezcal aficionado and co-founder of The MezGals. Erika contributes approximately 40 hours per week to Acre Mezcal.



Chris Hong

Head of Creative & Design

With 9+ years of experience as an art director and designer, Chris has led creative campaigns for various brands in entertainment, CPG, and lifestyles including Hulu, Live Nation, Guns N Roses, Do LaB, Dirtybird Campout, Keebler, Ferrara Candy, Cesar's Way, and more. Chris contributes approximately 20 hours per week to Acre Mezcal.



Lanny Grossman

Head of PR

For the past 20 years, Lanny Grossman has specialized in Public Relations, luxury lifestyle marketing and consumer outreach for some of the world's preeminent hospitality and spirits brands. After having spent his career understanding and responding to the wants, needs and attitudes of luxury consumers working for brands such as Small Luxury Hotels of the World, The New York Palace Hotel and famed Tavern on the Green, Lanny founded the boutique, full-service Public Relations firm EM50 Communications in 2008 capitalizing on all of his global experience and knowledge. Bringing a multi-prong approach to clients' needs, EM50 creates integrated marketing strategies to develop and elevate brand profile, increase visibility among target consumers and drive overall business growth. From media outreach to marketing partnerships and corporate branding, Lanny and the EM50 team apply an analytical and goal-oriented approach to creating complete and unique marketing solutions for hotel and spirits clients around the world having worked with the likes of Oscar-winning filmmaker Steven Soderbergh's Singani 63, Baron Tequila, Grey Goose, Acre Resort in Cabo, Entre Cielos Wine Hotel + Spa in Mendoza, The Singular Hotels in Chile, Lario Hotels in Italy, Nizuc Resort in Mexico and many more stretching from the ends of the earth in South America, across Europe and closer to home in the U.S.

Offering Summary

Company	Acre Mezcal Holdings Corp.
Corporate Address	11601 Wilshire Blvd. Suite 2480 , Los Angeles, CA 90025
Offering Minimum	$9,999.64
Offering Maximum	$1,069,991.30
Minimum Investment Amount (per investor)	$248.50

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	1,006
Maximum Number of Shares Offered	107,645
Price per Share	$9.94
Pre-Money Valuation	$9,995,296.22

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Volume-Based

$75,000+

10% bonus shares + Acre Mezcal branded mask, tote and copitas. 1 Acre Mezcal bottle of your choice in a personally engraved box delivered to your door (if in US). Participation in a virtual cocktail class with our partners "Las Mezgals". Weekend trip to Acre Baja resort to meet the mezcal team, enjoy Two free nights in an Acre Baja Villa, explore the property and share our vision. Airfare not included. Plus 1 guest allowed.

$50,000

5% bonus shares + Acre Mezcal branded mask, tote and copitas. 1 Acre Mezcal bottle of your choice in a personally engraved box delivered to your door (if in US). Participation in a virtual cocktail class with our partners "Las Mezgals". Weekend trip to Acre Baja resort to meet the mezcal team, enjoy Two free nights in an Acre Baja Villa, explore the property and share our vision. Airfare not included. Plus 1 guest allowed.

$25,000

5% bonus shares. Acre Mezcal branded mask, tote and copitas. 1 Acre Mezcal bottle of your choice in a personally engraved box delivered to your door (if in US). Participation in a virtual cocktail class with our partners "Las Mezgals". Two free nights in an Acre Baja Villa. Plus 1 guest allowed.

$15,000

3% bonus shares. Acre Mezcal branded mask, tote and copitas. 1 Acre Mezcal bottle of your choice in a personally engraved box delivered to your door (if in US). Participation in a virtual cocktail class with our partners "Las Mezgals". Two free nights in an Acre Baja Treehouse. Plus 1 guest allowed.

$10,000

Acre Mezcal branded mask, tote and copitas. 1 Acre Mezcal bottle of your choice delivered to your door (if in US). Participation in a virtual cocktail class with our partners "Las Mezgals". Two free nights in an Acre Baja treehouse. Plus 1 guest allowed.

$5,000

Acre Mezcal branded mask, tote and copitas. 1 Acre Mezcal bottle of your choice delivered to your door (if in US). Two free nights in an Acre Baja treehouse. Plus 1 guest allowed.

$2,500

Acre Mezcal branded mask, tote and copitas. One free night in an Acre Baja treehouse. Plus 1 guest allowed.

$1,000

Acre Mezcal branded mask and tote. One free night in an Acre Baja treehouse. Plus 1 guest allowed.

$500

Acre Mezcal branded mask and 25% off your next stay in an Acre Baja treehouse. Plus 1 guest allowed.

Time-Based

Friends and family 10% bonus shares for the first 3 days

5% bonus shares for all investors who contribute in the next 7 days

For All

All Investors Receive a 15% discount for life and exclusive access to special Acre Mezcal promotions

Will also receive a personal letter from Acre Mezcal founders, Jordan, Stuart and Cameron thanking investors for their participation.

Villa and Treehouse stay subject to availability and blackout dates (Dec 20 - Jan 3), valid through December 20th, 2022.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Acre Mezcal Holding Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $9.94/ share, you will receive and own 110 shares for $994. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Funds Disbursement

29 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Acre Mezcal has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Acre Mezcal be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Mezcal Industry Trends

about 2 months ago

Hola Acre Community,

I wanted to share with everyone this article recently published by Beverage Dynamics, highlighting some trends in the mezcal industry. Despite a Covid dip, the trajectory of our industry remains very high and there's much reason to believe the growth in agave spirits will continue well into the future. We're going to have some more updates to share with you shortly, in the meantime please continue to share Acre Mezcal with your friends!

https://beveragedynamics.com/2021/02/16/mezcal-tequila-trends-2021/

Saludos,

Jordan

Acre Mezcal Down Under!

3 months ago

Excellent news this week. We're happy to announce that our global efforts are expanding and we will soon be signing an agreement to launch Acre Mezcal in Australia! Our distribution partner is MIXTE Drinks, who only works with award winning products such as ours. We believe this will be a long and successful partnership due to MIXTE Drinks' excellent portfolio, strong selling capabilities throughout the country, and deep industry relationships in the marketplace.

The Australian craft market has experienced excellent growth in recent years and hasn't been nearly as impacted by the pandemic as most other major markets.

- Australia's spirit market forecast 5yr growth at +3%
- Australian craft spirits growing at +110%
- Online Liquor sales growing at +80%

When established brands innovate and market well, they lead significant growth and create value for both the brand and the retailer. We anticipate our new product to land and begin selling within 3 months.

We've got several other exciting opportunities in the works that we hope to be able to share with you soon! Despite the ongoing pandemic-related difficulties, we remain extremely optimistic about our long-term position in the marketplace. Please feel free to contact us with any questions or opportunities.

Saludos,

Acre Mezcal

Notice of Funds Disbursement

3 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Acre Mezcal has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Acre Mezcal be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Great News on the Taxation of Craft Spirits

3 months ago

Hello Everyone!

Happy new year to all and thank you so much for your continued support of Acre Mezcal. We're thrilled with the reception thus far and the confidence investors have shown in our prospects of raising our maximum million dollar amount. There has been good news in the craft spirits industry over the last week. On December 27th the Craft Beverage Modernization and Tax Reform Act (CBMTRA) was signed into effect, giving our industry permanent relief on excise taxes and narrowly avoiding what would have been a 400% tax increase in 2021. If you would like more information, I encourage you to read the full article here:

https://americancraftspirits.org/american-craft-spirits-association-toasts-to-long-term-federal-excise-tax-reform/

Regards,

Jordan

Welcome to Acre Mezcal

4 months ago

Hello Everyone!

First, I'd like to say a huge thank you to everyone that has participated in our investment campaign thus far. Because of your contributions and faith in our brand, we have gotten off to an incredible start raising over $150k in just three days. Let me be the first to officially say - Welcome to the Acre Mezcal family!

For those of you still considering an investment, please know that we have a strong, committed and enthusiastic team at Acre Mezcal. All of us are dedicated to building a successful and sustainable mezcal brand. We're here to answer any questions you may have, so please feel free to reach out anytime.

If you haven't taken a close look at our investor perks, we've really put together an excellent package for everyone, especially if you like to travel! Every investment level from $500 on up includes a discounted or free room at the world-class Acre Resort in Cabo, over $300/night in value. Additionally, we have great new merchandise, free bottles and a lifetime discount on our product available for you.

Thanks again. I look forward to many Acre Mezcal toasts to our future success!

Saludos,

Jordan

END OF UPDATES

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Henry C. 15 days ago
Hello, great looking products and I'm very interested in investing. I don't see my earlier question so I'm reposting it.
Could you explain how you're able to sell direct to consumer? I thought current spirits/hard liquor laws didn't allow for that. Thanks.

> **Jordan Haddad** - Acre Mezcal 15 days ago
> Hi Henry, thank you so much for your interest. You're correct that with the 3 tier system and laws currently in place in the US we cannot sell "directly" to the consumer. Our workaround on this matter is that technically it is an unaffiliated online liquor store that is selling all of our DTC product. We're working with a company called Barcart who has helped us to set up the website that gives our customers the impression they're buying directly from us. In reality our product is being held by this liquor store and they are responsible for the fulfilment of our orders. Happy to answer any other questions on this topic! Regards, Jordan

---

Henry C. 15 days ago
Hello, great looking products and I'm very interested in investing. Could you help me understand how you're able to sell direct to consumer? I thought current Spirits/Hard Liquor laws don't allow for that?

Caleb N. 9 INVESTMENTS 19 days ago
Any plans or thought about going on StartEngine Secondary?

> **Jordan Haddad** - Acre Mezcal 19 days ago
> Caleb, if you're making reference to extending our campaign beyond the original time frame, then yes we do plan doing that if necessary. I hope that answers your question!
>
> Jordan

DOminik S. a month ago
Jordan, Sounds like you are building a great company. I saw your comment that a volume of 800 cases per month would warrant a valuation of $10M. How many bottles are in a case?

> **Jordan Haddad** - Acre Mezcal a month ago
> Thank you for your interest, Dominik! 6 bottle cases.

Mark S. 1 INVESTMENT 2 months ago
I'm curious what is your planned distribution network in the US besides Park Street and West Coast? Who is running sales and distributor management? How many proof gallons or cases of Espadin can you produce in a year?

> **Jordan Haddad** - Acre Mezcal 2 months ago
> Mark, appreciate the questions and thank you for taking an interest in us. Right now I am personally managing our distributor relationships and have been the primary salesperson in the US as Park Street does not provide those services. We actually put out our listing for our first full-time brand representative yesterday and we hope to have that person hired within a couple of months to focus on the whole west coast and really ramp up our sales strategy before bringing on additional people. We are also currently beginning to explore California distributors besides Park Street, though I don't have any material comments on that just yet. Right now we can get ~5,000L of Espadin per month and if we're ever fortunate enough to have a supply constraint we can invest in our producers to expand their capacity. I hope these answers are helpful!

David K. 8 INVESTMENTS INVESTED 2 months ago
I am interested in investing in Mezcal brands. With $100,000 in sales in 2020, how do you calculate your valuation of $10M? How much of your revenue comes from an association with Acre Resort? Thanks!

> **Jordan Haddad** - Acre Mezcal 2 months ago
> David, thank you so much for your interest in our project. We're not basing our valuation off of less than 1 year results that occurred through a pandemic and the most difficult year ever for craft spirits, our justification is as follows: We believe there's a ramp to get to a couple thousand cases per month in sales. This is an extreme example, but the Casamigos brand sold at $4,000/case and other brands frequently transact at multiple thousands of dollars per case. I understand Acre Mezcal is not Casamigos, but even if we assume a transaction at 1/4 the multiple ($1,000 per case) we would still only need about 800 cases/month to be worth more than $10M. We expect our sales to start ramping dramatically as 1. We move out of the pandemic 2. Hire additional sales staff (it has all basically been just my own individual efforts so far 3. Expand with new markets and distribution partners, Vegas and Australia will be starting soon 4. Improve our marketing efforts with a larger budget. To answer your last question, we have no ownership of the Acre Resort but do sell product directly at the boutique store and through the restaurant. In general we sell a few thousand dollars of product per month through Acre Resort, though we had several months of no sales this year while the resort was closed. Hope this is helpful!

Michael W. 9 INVESTMENTS 3 months ago
How do you plan to scale up production and simultaneously not lose quality?

> **Jordan Haddad** - Acre Mezcal 3 months ago
> Michael, that's a great question and always a serious concern when it comes to mezcal. The good news for us is that we have a very long way to go until we hit supply constraints. We can obtain well over 5,000L/month of each of our main SKUs . Ultimately we won't compromise the quality of our production and will only produce as much as we can sustainably handle or expand into new varietals or new producing families. The product comes first!

Fredy M. 2 INVESTMENTS INVESTED 3 months ago
Thank you for your prompt and professional response. I was finally able to try Acre Cenizo and I will be completely honest: the quality of Acre is outstanding! A few days prior I bought another brand of Mezcal that has an average rating of 4.5 out of 5 stars on several websites but the quality doesn't compare to Acre. I'm excited for the growth potential of Acre and can't wait to be an investor!

> **Jordan Haddad** - Acre Mezcal 3 months ago
> Welcome to the family, Freddy!!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Acre Mezcal exclusively works with small batch, multi-generational family mezcaleros, the makers of mezcal, who focus on sustainability and the heritage of the craft above all else. We get to show a variety of mezcal that is sustainable, that is using quality product from great producers, but at the same time we have an excellent brand to back it up. My name is Jordan Haddad and I'm the president and cofounder of Acre Mezcal.

I worked in finance for about 4 years out of college, ultimately it was unrewarding to me. I was really interested involved in something more ethical. I had the opportunity to go down to Oaxaca and meet the producers and see this mezcal getting made and it was just such an incredible life-changing experience. I said "we need to take this brand and these producers and this spirit and take it and share it with the world."

The excitement of mezcal now you can think of it as akin to what happened with scotch and whiskey where people become afficionados and start collecting different bottles and varietals and bringing them out for special occasions.

At almost any great restaurant now you're going to see a mezcal cocktail. We're seeing the craft spirit market overall has had an extremely difficult year. Despite that we've managed to grow to nearly $100,000 in sales year-to-date 2020 alone just through October. It's a testament to the quality of our brand.

We're talking about an ancestral drink. One that's been produced in the most rural parts of Mexico. There's a journey between planting the maguey and when you pour that mezcal into la copita. The recipes and identity has been passed down through generations and generations and families are really proud of their production.

Sustainability is at the heart of everything that we do.

If we don't pay attention to the sustainability of the agave and we're overharvesting we're going to lose some of those varietals. As the popularity grows in the US and around the world we need to understand where the roots of this spirit are so that we can maintain that those practices don't become over industrialized and if we can maintain the purity of the spirit in the practices and the traditions we'll always have a quality product.

There's many brands that have entered the market but there's none that really have significant name recognition. We see an amazing opportunity in the market to build that name recognition. Acre Mezcal today is offering four varietals of artisanal mezcal. The Espadín is the most common type of agave you'll see in mezcal. The cenizo is very unique, this is the one that won double gold at the San Francisco Spirit Awards. Our last two are Tobala and Tepeztate mezcals, these are both what we call exotic varietals. So each of them only grows in the wild and they're relatively scarce. Acre Mezcal is fundraising right now because we see an amazing opportunity in the market to grow our marketing efforts and to expand into new territories across the US. We are going to extend into brand partnerships not only with bartenders and local tastemakers but also in the world of fashion, music, art, to really become a lifestyle brand. We plan to be leaders in the Mezcal industry in the US and abroad.

Fa Hecho con amor y beber con amor. Salud.

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